SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                              Ryanair Holdings Plc

                           Purchase of Own Securities


Ryanair Holdings Plc ("the Company") announces that on 29 June, 2007 it purchased for cancellation 500,000 Ordinary Shares of nominal value EUR0.00635 each in the capital of the Company.

The price paid for these Ordinary Shares was EUR4.95 per share.

Following the cancellation of these shares, the Company will have 1,517,994,744 Ordinary Shares in issue.


Ends.                                             29 June, 2007


Contact:

Howard Millar        Ryanair Holdings Plc         Tel: + 353 1 8121212
Pauline McAlester    Murray Consultants           Tel: + 343 1 4980300






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  29 June 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director